Exhibit 99.50

For Immediate Release:

Positive Drill Results Continue at HudBay’s Lalor Lake

— Deposit remains open in two directions —

— Drill Hole DUB 204 intersects 63 metres of 4.35 grams/tonne gold —

Winnipeg, Manitoba – May 22, 2008 – HudBay Minerals Inc. (TSX: HBM) (HudBay) today announced additional positive drill results from its Lalor Lake zinc exploration project near Snow Lake, Manitoba in the Flin Flon Greenstone Belt. The results continue to support the deposit’s previously announced conceptual estimate of a potential of 18 – 20 million tonnes of 7.7% to 8.8% zinc 1.

Commenting on the latest assays, Allen Palmiere, President & CEO said, “these latest results from Lalor Lake are not only consistent with our previous assessments of the deposit, but are also continuing to indicate the potential for some very attractive precious metal as well as copper content on the northwest side of the deposit.”

Drill hole DUB 204 intersected mineralization that assayed 4.35 grams/tonne gold over 63.43 metres from 838.57 to 902.00 metres. Notably the interval is much thicker than the 21.86 metre footwall zinc rich intersection that occurs from 838.57 to 860.43 metres within the same drill interval.

The following tabulations are selected notable intersections.

Main Zone Intersections

Drill Hole	From metres	To metres	Length metres	Au g/t	Ag g/t	Copper %	Zinc %
DUB 174W03	735.15	764.84	29.69	0.23	17.50	0.33	10.58
includes	735.15	738.95	3.80	0.10	23.90	0.48	23.61
and	749.75	764.84	15.09	0.25	16.74	0.43	14.70
DUB 205	786.45	803.9	17.45	0.76	14.02	0.36	13.20

Footwall Intersections

Drill Hole	From metres	To metres	Length metres	Au g/t	Ag g/t	Copper %	Zinc %
DUB 174W01	841.00	852.28	11.28	0.68	9.53	0.31	5.05
including	848.13	850.90	2.77	1.56	12.85	0.33	12.80
DUB 174W01	919.90	936.10	16.20	1.76	42.46	0.22	4.67
DUB 174W01	953.81	959.33	5.52	1.13	27.77	0.15	6.43
DUB 204	838.57	860.43	21.86	4.26	33.36	1.05	4.66
includes	846.01	857.57	11.56	4.38	34.30	1.80	6.83
includes	846.01	848.75	2.74	1.75	19.53	1.45	13.25

[1]	The estimate of potential tonnes and grade of the Lalor Lake mineral deposit are conceptual in nature. The basis upon which the disclosed potential tonnes (18 – 20 million tonnes) and grade (7.7% – 8.8% zinc) has been determined is provided in the Company’s news release dated October 23, 2007. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource.

Precious Metal Intersections

Drill Hole	From metres	To metres	Length metres	Au g/t	Ag g/t	Copper %	Zinc %
DUB 174W01	900.75	903.30	2.55	32.89	104.04	0.56	4.38
DUB 201	931.40	932.45	1.05	5.04	130.29	0.17	0.00
DUB 201	1162.59	1163.00	0.41	12.55	41.83	3.33	0.12
DUB 203	1033.57	1034.80	1.23	22.67	59.08	1.29	0.09
Includes	1034.37	1034.80	0.43	53.11	136.46	2.81	0.21
DUB 204	761.00	766.37	5.37	2.97	128.44	0.11	0.01
includes	761.00	763.00	2.00	5.01	214.63	0.19	0.00
DUB 204[2]	838.57	902.00	63.43	4.35	28.67	0.46	1.82
includes	871.00	878.00	7.0	20.63	104.67	0.35	0.70
includes	874.00	877.00	3.00	42.08	203.20	0.49	0.49
DUB 204	975.39	977.00	1.61	11.01	127.59	0.26	0.69
DUB 205	803.90	815.55	11.65	7.00	31.16	1.41	0.15

[2]	This overall interval also includes intervals noted in the Footwall Intersections table.

A complete tabulation of drilling results and assayed intersections to date as well as a plan map of the Lalor Lake drilling are included as attachments to this news release.

The conceptual estimate of potential tonnes and grade at Lalor Lake was announced on October 23, 2007 and was based on assay results from 16 drill holes. The estimate excluded copper and zinc mineralization interpreted to be outside the main and footwall zones as well as all gold and silver values. The estimate also excluded dilution and recovery. The mineralization at Lalor Lake occurs in the main and three footwall zones and is similar to the coarse grained pyrite and sphalerite at the nearby Chisel North zinc mine as well as the previously mined Chisel Lake zinc mine.

To date, HudBay has completed 61 drill holes including fourteen wedge cuts and 6 deepened holes. Six rigs are now drilling to confirm correlation between intersections in the main and three footwall zones and to collect metallurgical samples.

Kelly Gilmore, Chief Exploration Geologist with HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary, stated “we are currently drilling in fill holes to improve confidence in the interpretation and collect metallurgical samples to produce a National Instrument 43-101 (NI 43-101) compliant resource estimate, which we expect to be completed near the end of the first half of 2008. Now that we have added a sixth drill, we will again be stepping outside the limits of the October 23rd conceptual estimate to define the extent of the more copper and gold rich mineralization on the northwest side of the deposit”.

2008 Exploration Procedures

Exploration core drilling was either BQ or NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s HBED subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 grams was removed for gold determination by fire assaying with Atomic Absorption finish.

2

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected for check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C. This news release provides core lengths and additionally where indicated, calculated vertical thickness of mineralization intersected. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length. The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine operations in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

3

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to future exploration plans and results with respect to the Lalor Lake exploration project. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors as they effect exploration, future commodity prices, actual results of current exploration activities, government regulation, environmental risks, permitting timelines, capital expenditures, changes in project parameters as plans continue to be refined as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

To view the Lalor Lake Drill Hole Locations please click on the following link:

http://media3.marketwire.com/docs/lalorlakedrillhole.pdf

To view the Lalor Lake Assay Results please click on the following link:

http://media3.marketwire.com/docs/lalorlakeassayresults.pdf

To view the Lalor Lake Plan Map please click on the following link:

http://media3.marketwire.com/docs/lalorlakeplanmap.pdf

4

Hudson Bay Mining and Smelting

Lalor Lake Project

All Hole Locations

Hole	Status	Core Size	Grid East metres	Grid North metres	Grid Elev. metres	Length metres	Grid Direction	Azimuth	Dip
DUB168	complete	BQ	1962	5364	0	929	250	207	-90.0
DUB168DPN	complete	BQ	1962	5364	0	1127	250	207	-90.0
DUB169	complete	BQ	2087	5649	0	971	250	207	-85.0
DUB169DPN	complete	BQ	2087	5649	0	1215	250	207	-85.0
DUB170	complete	NQ	2082	5147	0	953	250	207	-85.0
DUB171	complete	NQ	2277	5549	0	1202	250	207	-75.0
DUB172	complete	NQ	2262	5243	0	1106	270	227	-80.0
DUB172DPN	complete	NQ	2262	5243	0	1310	263	220	-80.5
DUB173	complete	NQ	2277	5549	0	1187	250	207	-58.0
DUB174	complete	NQ	1864	5364	0	1001	250	207	-80.0
DUB174DPN	complete	NQ	1864	5364	0	1193	250	207	-80.0
DUB174W01	assays pending	NQ	1864	5364	0	1067	250	207	-80.0
DUB174W02	assays pending	NQ	1864	5364	0	968	250	207	-80.0
DUB174W03	assays pending	NQ	1864	5364	0	1097	250	207	-80.0
DUB174W04	drilling	NQ	1864	5364	0	wedging	250	207	-80.0
DUB175	complete	NQ	2277	5549	0	1195	250	207	-90.0
DUB176	complete	NQ	1774	5121	0	998	250	207	-90.0
DUB177	complete	NQ	1864	5364	0	959	250	207	-65.0
DUB178	complete	NQ	1650	5364	0	869	250	207	-70.0
DUB179	complete	NQ	2358	5364	0	1202	250	207	-75.0
DUB179W01	assays pending	NQ	2358	5364	0	982	250	207	-75.0
DUB179W02	drilling	NQ	2358	5364	0	554	250	207	-75.0
DUB180	complete	NQ	2113	4998	0	1205	250	207	-85.0
DUB181	complete	NQ	1774	5121	0	1016	250	207	-75.0
DUB182	complete	NQ	1704	5486	0	973	250	207	-90.0
DUB183	complete	NQ	1829	5242	0	1004	70	27	-86.0
DUB184	complete	NQ	2652	5974	0	1427	90	47	-80.0
DUB184DPN	complete	NQ	2652	5974	0	1688	90	47	-80.0
DUB185	complete	NQ	2358	5364	0	1211	250	207	-90.0
DUB186	complete	NQ	1962	5364	0	1184	70	27	-75.0
DUB187	complete	NQ	1707	5243	0	851	70	27	-82.0
DUB187DPN	complete	NQ	1707	5243	0	991	70	27	-82.0
DUB188	complete	NQ	2262	5243	0	1292	263	220	-90.0
DUB189	complete	NQ	2522	5852	0	1466	250	207	-90.0
DUB190	complete	NQ	1707	5243	0	1004	250	207	-90.0
DUB191	complete	NQ	1962	5364	0	1286	43	0	-82.0
DUB192	complete	NQ	1707	5243	0	1003	250	207	-78.0
DUB193	complete	NQ	2442	5486	0	1313	250	207	-90.0
DUB194	complete	NQ	1864	5364	0	1252	43	0	-82.0
DUB195	complete	NQ	1793	5608	0	1040	250	207	-90.0
DUB195W01	assays pending	NQ	1793	5608	0	833	250	207	-90.0
DUB195W02	assays pending	NQ	1793	5608	0	1085	250	207	-90.0
DUB195W03	drilling	NQ	1793	5608	0	881	250	207	-90.0
DUB196	assays pending	NQ	2652	6096	0	1604	43	0	-80.0
DUB197	complete	NQ	2087	5649	0	1328	43	0	-82.0
DUB198	assays pending	NQ	2216	5121	0	1259	270	227	-80.0
DUB199	complete	NQ	1829	5242	0	1142	83	40	-79.0
DUB199W01	assays pending	NQ	1829	5242	0	884	83	40	-79.0
DUB199W02	complete	NQ	1829	5242	0	756	83	40	-79.0
DUB199W03	complete	NQ	1829	5242	0	476	83	40	-79.0
DUB200	complete	NQ	1890	5730	0	1099	250	207	-90.0
DUB201	complete	NQ	2216	5121	0	1253	270	227	-90.0
DUB202	complete	NQ	2522	5852	0	1543	130	87	-80.0
DUB203	complete	NQ	2149	5791	0	1337	43	0	-82.0
DUB204	assays pending	NQ	1876	5441	0	1125	43	0	-90.0
DUB205	complete	NQ	1829	5242	0	1195	83	40	-84.0
DUB205W01	assays pending	NQ	1829	5242	0	834	83	40	-84.0
DUB206	assays pending	NQ	1882	5444	0	1086	253	210	-82.0
DUB206W01	drilling	NQ	1882	5444	0	wedging	253	210	-82.0
DUB207	drilling	NQ	1920	5548	0	417	250	207	-86.0
DUB208	drilling	NQ	1814	5243	0	707	70	27	-75.0

Holes highlighted in bold have new or additional results since the previous press release

Deepened holes show the final depth

Wedge holes show the final depth

Hole locations are chained relative to the ERL surface cut grid

Holes in progress show the depth as of May 6, 2008 7am

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) length metres	Estimated (2) Vertical thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East metres	North metres	Depth metres
DUB168
DUB168	781.74	805.69	23.95	28.0	1830	5290	-772	0.19	15.46	0.19	13.26	0.30	17.57
includes
DUB168	781.74	782.58	0.84	1.0	1834	5291	-762	0.23	22.29	0.38	21.16	0.01	26.43
DUB168	790.20	805.69	15.49	18.1	1829	5289	-776	0.22	11.36	0.23	18.65	0.05	16.58
DUB168	805.69	818.50	12.81	15.0	1824	5287	-789	0.27	11.47	0.52	2.00	0.01	15.10
DUB168	868.58	869.97	1.39	1.6	1803	5280	-842	2.23	124.49	0.28	5.81	1.74	18.16
DUB168	873.40	874.54	1.14	1.3	1802	5280	-847	3.77	233.49	0.20	0.05	2.85	2.23
DUB168	881.76	884.86	3.10	3.6	1798	5279	-856	0.24	36.58	0.27	10.21	1.23	21.17
DUB168	890.00	891.03	1.03	1.2	1796	5278	-862	5.14	31.54	0.42	0.23	0.19	15.96
DUB168	907.36	910.00	2.64	3.1	1790	5276	-879	0.72	15.32	0.39	1.74	0.02	9.13
DUB168	917.29	917.45	0.16	0.2	1787	5275	-887	1.58	12.69	1.11	6.93	0.00	14.99

DUB168DPN
DUB168DPN	948.47	954.61	6.14	7.1	1775	5272	-919	1.74	8.62	0.35	0.04	0.00	5.19
includes
DUB168DPN	948.47	950.10	1.63	1.9	1775	5272	-919	3.17	10.04	0.36	0.02	0.00	3.67
DUB168DPN	973.30	973.63	0.33	0.4	1767	5270	-940	0.48	8.57	0.15	10.21	0.00	9.62
DUB168DPN	980.54	1007.88	27.34	31.4	1760	5268	-959	2.40	56.70	0.69	7.75	1.37	13.18
includes
DUB168DPN	989.44	1006.40	16.96	19.5	1759	5268	-963	3.17	75.32	0.89	10.59	1.85	15.70
DUB168DPN	1018.70	1020.66	1.96	2.3	1752	5266	-983	1.46	12.69	0.24	2.78	0.00	5.03
DUB168DPN	1030.65	1031.00	0.35	0.4	1748	5265	-994	0.07	2.40	0.20	7.16	0.00	3.16
DUB168DPN	1061.04	1063.83	2.79	3.2	1738	5262	-1023	1.14	17.57	0.83	9.88	0.00	12.70
includes
DUB168DPN	1061.89	1063.12	1.23	1.4	1738	5262	-1023	0.58	8.98	0.31	15.44	0.00	13.61

DUB169
DUB169	828.08	833.03	4.95	5.3	1862	5612	-795	0.39	30.90	0.22	2.62	0.48	12.34
DUB169	891.07	923.55	32.48	34.8	1835	5608	-867	5.55	23.79	0.35	0.32	0.22	4.22
includes
DUB169	900.28	900.62	0.34	0.4	1837	5608	-861	1.27	42.51	0.14	7.13	8.20	2.80
DUB169	901.96	902.21	0.25	0.3	1837	5608	-862	1.92	27.09	0.37	11.03	0.46	6.78
DUB169	903.70	915.00	11.30	12.1	1834	5608	-869	13.47	41.59	0.53	0.06	0.03	4.27
DUB169	919.50	919.60	0.10	0.1	1831	5608	-878	40.70	115.54	6.46	0.68	0.06	9.98
DUB169	929.00	929.79	0.79	0.8	1827	5608	-888	0.62	32.57	0.76	11.80	0.98	15.13
DUB169	936.32	937.00	0.68	0.7	1825	5608	-895	4.80	180.34	0.48	0.24	1.27	2.65

DUB169DPN
DUB169DPN	No significant values

DUB170
DUB170	841.05	851.00	9.95	12.9	1852	5060	-807	0.67	18.73	0.35	9.58	0.47	26.15
includes
DUB170	841.05	847.14	6.09	7.9	1853	5060	-805	0.83	22.89	0.21	15.62	0.74	30.41

DUB171
DUB171	961.70	967.10	5.40	5.8	1901	5522	-884	0.39	10.75	0.47	8.64	0.52	19.06
includes
DUB171	962.31	965.62	3.31	3.5	1901	5522	-884	0.52	6.44	0.58	12.76	0.04	22.59
DUB171	974.32	993.00	18.68	20.0	1893	5522	-901	1.36	10.24	0.33	0.52	0.05	4.10
DUB171	1005.00	1012.00	7.00	7.5	1882	5523	-924	2.94	4.60	0.06	0.84	0.05	2.00
DUB171	1016.00	1017.00	1.00	1.2	1889	5531	-931	3.63	1.03	0.02	0.08	0.00	2.41
DUB171	1021.00	1022.00	1.00	1.2	1887	5531	-936	5.59	2.74	0.05	0.23	0.00	2.70
DUB171	1025.00	1026.00	1.00	1.1	1875	5524	-939	4.08	1.71	0.06	0.35	0.00	3.87
DUB171	1044.30	1045.00	0.70	0.7	1867	5524	-957	0.62	10.63	0.26	7.29	0.14	6.24

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) length metres	Estimated (2) Vertical thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East metres	North metres	Depth metres
DUB171 continued
DUB171	1072.90	1108.50	35.60	38.1	1847	5526	-998	3.03	11.99	0.48	0.53	0.01	5.97
includes
DUB171	1078.70	1082.50	3.80	4.1	1851	5526	-989	12.90	58.75	1.92	1.49	0.06	18.53
DUB171	1128.65	1131.48	2.83	3.3	1840	5535	-1034	10.95	4.57	0.06	0.04	0.01	3.27
DUB171	1130.50	1131.48	0.98	1.0	1830	5528	-1034	6.86	3.43	0.06	0.03	0.02	2.53
DUB171	1139.00	1141.00	2.00	2.1	1826	5528	-1043	31.05	118.46	1.13	0.29	0.01	6.90
DUB171	1146.20	1146.78	0.58	0.6	1823	5528	-1048	19.20	73.71	1.21	2.83	0.00	12.28
DUB171	1162.00	1162.55	0.55	0.6	1816	5529	-1063	0.17	5.14	0.21	10.55	0.00	15.31

DUB172
DUB172	906.77	915.24	8.47	9.9	1990	5213	-867	7.10	137.16	0.21	0.00	0.79	4.10
includes
DUB172	908.72	910.20	1.48	1.7	1991	5213	-865	20.58	327.08	0.40	0.00	1.92	2.57
DUB172	928.17	954.40	26.23	30.7	1980	5210	-895	5.20	13.75	0.36	3.46	0.11	19.89
includes
DUB172	928.17	928.45	0.28	0.3	1984	5211	-883	159.26	302.74	0.35	0.03	3.71	2.03
DUB172	930.00	934.10	4.10	4.8	1983	5211	-886	1.54	10.09	0.53	9.83	0.02	33.93

DUB172DPN
DUB172DPN	1123.45	1128.76	5.31	5.7	1915	5200	-1068	0.94	8.01	0.47	0.22	0.00	2.16
includes
DUB172DPN	1123.45	1124.26	0.81	0.9	1916	5200	-1066	1.89	13.80	1.55	1.17	0.00	3.49

DUB173
DUB173	901.50	902.80	1.30	1.4	1798	5452	-757	2.84	142.31	0.13	0.00	1.35	7.07
DUB173	966.79	966.99	0.20	0.2	1762	5448	-811	0.55	28.46	0.68	5.34	0.39	13.48
DUB173	976.23	976.75	0.52	0.6	1757	5448	-819	0.50	39.22	0.40	5.63	0.48	12.19
DUB173	980.56	980.73	0.17	0.2	1755	5448	-823	0.34	8.57	0.27	7.64	0.09	10.71
DUB173	982.26	998.81	16.55	17.7	1750	5447	-831	9.98	45.88	3.13	5.44	0.08	21.06
DUB173	1008.82	1017.30	8.48	9.1	1738	5446	-850	2.20	13.83	0.25	2.08	0.10	5.55
DUB173	1024.60	1030.84	6.24	6.7	1730	5445	-863	0.37	18.82	0.09	3.66	0.46	25.69
DUB173	1086.00	1108.00	22.00	23.5	1693	5443	-922	2.03	66.79	0.43	2.31	1.48	12.05
includes
DUB173	1086.67	1099.86	13.19	14.1	1695	5443	-918	1.77	54.87	0.58	3.70	1.40	17.56

DUB174
DUB174	705.18	709.11	3.93	4.5	1709	5305	-687	0.17	17.22	0.43	22.59	0.00	19.71
DUB174	718.33	722.89	4.56	5.2	1705	5304	-700	4.75	169.99	0.20	0.03	1.00	4.05
DUB174	722.89	737.00	14.11	16.2	1702	5304	-709	0.39	14.60	0.74	7.67	0.06	24.24
includes
DUB174	722.89	731.12	8.23	9.5	1703	5304	-706	0.22	7.13	0.29	10.61	0.04	30.94
DUB174	738.96	739.61	0.65	0.7	1699	5303	-718	0.24	5.83	0.32	8.30	0.03	20.12
DUB174	739.61	740.22	0.61	0.7	1699	5303	-718	16.25	194.06	0.21	0.23	0.88	15.90
DUB174	782.47	786.11	3.64	4.2	1686	5301	-761	0.27	17.75	0.06	4.31	0.31	5.36
DUB174	834.29	851.96	17.67	20.3	1669	5297	-817	0.47	9.07	0.29	4.62	0.21	16.54
includes
DUB174	834.29	840.22	5.93	6.8	1671	5297	-811	0.34	12.57	0.31	9.94	0.42	23.53
DUB174	852.57	857.43	4.86	5.6	1665	5295	-828	3.82	27.75	0.08	0.20	0.33	3.69
DUB174	865.37	865.86	0.49	0.6	1662	5294	-838	0.17	1.03	0.12	5.87	0.00	31.43
DUB174	872.46	880.61	8.15	9.4	1659	5293	-848	0.76	18.47	0.14	8.53	1.27	20.23
DUB174	885.96	888.92	2.96	3.4	1656	5292	-859	0.72	9.01	0.27	5.90	0.04	10.48
DUB174	901.41	905.65	4.24	4.9	1652	5291	-874	0.39	15.11	0.14	8.15	0.25	22.88
DUB174	910.83	922.93	12.10	13.9	1648	5290	-887	0.86	10.37	0.20	5.52	0.10	17.24
includes
DUB174	911.43	916.72	5.29	6.1	1649	5290	-884	0.52	8.27	0.16	7.89	0.04	21.93
DUB174	924.59	925.95	1.36	1.6	1645	5289	-895	4.86	105.25	0.48	0.00	2.90	3.50
DUB174	930.65	931.40	0.75	0.9	1644	5288	-900	0.45	5.14	0.10	6.52	0.04	27.44
DUB174	932.57	933.55	0.98	1.1	1643	5288	-902	1.17	58.63	0.82	10.37	1.60	27.76

DUB174DPN
DUB174DPN	no samples submitted for assay

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) length metres	Estimated (2) Vertical thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East metres	North metres	Depth metres
DUB174W01
DUB174W01	Additional assays pending on metallurgical sample
DUB174W01	841.00	852.28	11.28	11.6	1708	5297	-828	0.68	9.53	0.31	5.05	0.08	12.68
includes
DUB174W01	848.13	850.90	2.77	2.9	1708	5296	-831	1.56	12.85	0.33	12.80	0.01	18.12
DUB174W01	863.00	863.45	0.45	0.5	1707	5295	-844	0.38	4.11	0.10	5.98	0.00	4.07
DUB174W01	871.37	879.00	7.63	7.9	1706	5293	-856	0.59	21.41	0.25	1.17	0.21	8.50
DUB174W01	898.18	899.18	1.00	1.0	1704	5290	-879	4.87	60.34	1.04	2.37	0.23	6.43
DUB174W01	900.75	903.30	2.55	2.6	1704	5290	-883	32.89	104.04	0.56	4.38	0.86	6.33
DUB174W01	910.75	911.15	0.40	0.4	1703	5288	-891	3.26	65.14	1.73	0.13	0.03	3.17
DUB174W01	919.90	936.10	16.20	16.7	1702	5286	-908	1.76	42.46	0.22	4.67	0.74	12.98
DUB174W01	941.40	941.60	0.20	0.2	1701	5284	-922	0.14	4.80	0.09	10.61	0.03	6.85
DUB174W01	944.95	945.74	0.79	0.8	1700	5284	-925	0.31	4.46	0.07	9.69	0.00	5.26
DUB174W01	953.81	959.33	5.52	5.7	1700	5282	-937	1.13	27.77	0.15	6.43	0.69	17.70
DUB174W01	969.32	969.71	0.39	0.4	1699	5281	-949	0.86	9.26	0.12	15.71	0.00	17.31
DUB174W01	999.00	999.53	0.53	0.5	1696	5277	-979	0.41	10.29	0.09	10.03	0.02	16.68

DUB174W02
DUB174W02	Assays pending

DUB174W03
DUB174W03	735.15	764.84	29.69	30.6	1761	5296	-737	0.23	17.50	0.33	10.58	0.17	22.38
includes
DUB174W03	735.15	738.95	3.80	3.9	1762	5298	-724	0.10	23.90	0.48	23.61	0.02	24.21
DUB174W03	749.75	764.84	15.09	15.5	1761	5295	-744	0.25	16.74	0.43	14.70	0.19	23.23
DUB174W03	Additional assays pending on metallurgical sample

DUB174W04
DUB174W04	Drilling

DUB175
DUB175	915.54	919.51	3.97	4.2	2135	5510	-901	0.23	31.74	0.14	1.01	0.32	10.56
DUB175	936.00	993.57	57.57	60.4	2122	5506	-946	0.58	2.32	0.43	0.02	0.00	7.00
includes
DUB175	985.73	986.04	0.31	0.3	1562	5298	-599	11.59	109.37	15.82	1.23	0.00	37.90
DUB175 (results from additional sampling)
DUB175	1039.90	1040.22	0.32	0.4	2113	5499	-1018	112.11	356.57	0.34	0.13	2.74	5.79

DUB176
DUB176	643.34	645.92	2.58	3.0	1710	5075	-638	3.52	97.83	0.14	10.57	0.84	20.40
DUB176	672.33	680.00	7.67	9.0	1705	5070	-669	0.22	12.95	0.08	1.03	0.43	21.85
DUB176	689.34	693.63	4.29	5.0	1702	5068	-683	0.87	12.94	0.48	6.06	0.13	20.85

DUB177
DUB177	668.60	668.84	0.24	0.3	1565	5299	-594	0.14	162.17	0.09	9.93	1.91	8.72
DUB177	670.77	678.63	7.86	9.5	1562	5298	-599	0.12	5.68	0.09	7.79	0.01	15.15
includes
DUB177	670.77	676.88	6.11	7.4	1562	5298	-599	0.12	6.00	0.10	9.27	0.01	15.42
DUB177	685.58	692.00	6.42	7.8	1555	5297	-612	3.87	106.87	0.23	0.01	1.08	3.97
DUB177	753.37	755.36	1.99	2.4	1522	5292	-668	0.66	17.62	0.17	7.96	0.33	30.71
DUB177	934.05	934.26	0.21	0.3	1433	5282	-824	3.12	25.37	0.64	3.04	0.33	11.33

DUB178
DUB178	No significant values

DUB179
DUB179	957.48	966.24	8.76	10.1	1989	5281	-882	2.67	22.62	0.89	11.01	0.14	25.12
DUB179	967.06	969.60	2.54	2.9	1987	5281	-888	40.84	44.80	0.37	0.03	0.10	11.74
DUB179	972.00	973.42	1.42	1.6	1985	5281	-892	4.32	8.57	0.14	0.00	0.00	5.73

DUB179W01
DUB179W01	Assays pending

DUB179W02
DUB179W02	Drilling

DUB180
DUB180	No significant values

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) length metres	Estimated (2) Vertical thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East metres	North metres	Depth metres
DUB181
DUB181	889.20	899.19	9.99	11.5	1463	5022	-831	0.55	8.93	0.15	2.17	0.18	12.57

DUB182
DUB182	743.94	747.31	3.37	3.7	1645	5443	-740	0.28	18.48	0.12	2.26	0.30	5.39
DUB182	774.22	791.79	17.57	19.3	1637	5438	-776	4.79	46.76	0.78	1.54	0.52	7.71
including
DUB182	779.27	781.21	1.94	2.1	1638	5438	-774	26.00	116.92	2.76	0.41	0.31	11.38
DUB182	787.00	791.79	4.79	5.3	1636	5437	-782	2.96	68.54	0.62	2.93	1.22	12.02
DUB182	906.77	908.00	1.23	1.4	1609	5421	-896	0.40	6.22	0.30	7.90	0.08	23.79

DUB183
DUB183	718.58	719.00	0.42	0.5	1753	5198	-710	0.21	14.74	0.05	30.25	0.03	18.26
DUB183	722.95	742.00	19.05	21.4	1749	5197	-723	0.35	37.49	0.31	8.69	1.11	20.14
includes
DUB183	728.82	734.90	6.08	6.8	1749	5197	-723	0.35	34.95	0.30	20.80	1.40	22.81
DUB183	862.80	867.40	4.60	5.2	1716	5182	-851	0.11	14.10	0.15	1.99	0.25	25.79
DUB183	930.35	932.33	1.98	2.2	1699	5174	-914	0.15	9.45	0.15	10.47	0.04	7.17
DUB183	973.12	974.90	1.78	2.0	1688	5168	-955	0.22	5.64	0.18	4.02	0.04	7.39

DUB184
DUB184	1229.00	1249.00	20.00	20.5	2586	5863	-1223	0.20	0.87	0.35	0.00	0.00	2.62

DUB184DPN
DUB184DPN	No significant values

DUB185
DUB185	976.94	987.77	10.83	12.2	2203	5347	-966	6.50	75.47	2.36	0.30	0.10	14.41
includes
DUB185	980.90	986.90	6.00	6.8	2203	5347	-968	10.42	117.49	3.39	0.43	0.07	12.86
DUB185	990.77	1007.32	16.55	18.6	2199	5346	-982	1.69	4.56	0.37	0.00	0.00	9.45
includes
DUB185	1006.86	1007.32	0.46	0.5	2197	5346	-990	16.29	18.17	1.65	0.02	0.00	5.57

DUB186
DUB186	905.57	907.55	1.98	2.0	2076	5379	-894	0.21	30.05	0.32	4.16	0.01	17.23
DUB186	911.78	916.18	4.40	4.5	2076	5378	-902	0.48	39.63	0.47	1.51	0.76	18.85
DUB186	922.80	928.25	5.45	5.6	2076	5378	-913	2.60	16.69	1.00	0.06	0.00	9.84

DUB187
DUB187	642.15	642.63	0.48	0.5	1704	5177	-635	0.27	159.09	0.17	10.62	1.14	29.76
DUB187	651.52	658.00	6.48	6.8	1703	5174	-647	0.21	15.21	0.00	1.15	0.20	14.40

DUB187DPN
DUB187DPN	859.00	860.00	1.00	1.1	1679	5133	-846	3.39	1.71	0.03	0.00	0.02	2.17
DUB187DPN	920.00	923.00	3.00	3.2	1670	5120	-906	1.15	49.03	0.12	0.82	0.73	6.31

DUB188
DUB188	954.10	955.10	1.00	1.1	2159	5212	-946	3.87	0.69	0.02	0.02	0.00	8.19
DUB188	957.10	964.45	7.35	8.3	2158	5212	-952	1.40	36.08	0.15	0.06	0.36	9.62
includes
DUB188	958.10	959.10	1.00	1.1	2158	5212	-950	4.46	73.37	0.23	0.02	0.67	7.84
DUB188*	964.45	967.15	2.70	3.0	2156	5212	-957	0.72	7.67	0.19	17.93	0.04	33.66
* Reported previously

DUB189
DUB189	1141.00	1145.00	4.00	4.3	2314	5889	-1118	6.99	54.69	0.19	1.02	0.00	4.03
includes
DUB189	1143.00	1145.00	2.00	2.1	2314	5889	-1119	12.36	94.11	0.31	1.87	0.00	5.18
DUB189	1155.00	1161.00	6.00	6.4	2309	5890	-1132	3.57	8.80	0.38	0.26	0.03	2.58
includes
DUB189	1155.00	1158.00	3.00	3.2	2310	5890	-1131	5.86	13.71	0.64	0.27	0.04	2.96
DUB189	1188.30	1192.00	3.70	4.0	2300	5892	-1163	21.79	30.63	0.09	0.15	0.01	3.02
includes
DUB189	1191.00	1192.00	1.00	1.1	2299	5892	-1164	76.66	101.83	0.15	0.41	0.05	3.65

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) Length Metres	Estimated (2) Vertical Thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East Metres	North Metres	Depth metres
DUB190
DUB190	629.91	631.00	1.09	1.2	1661	5208	-627	0.19	21.62	0.05	29.24	0.22	12.26
includes
DUB190	629.91	630.62	0.71	0.8	1661	5208	-627	0.07	13.37	0.04	43.70	0.03	9.66
DUB190	794.50	795.54	1.04	1.2	1633	5187	-788	0.47	16.44	0.24	6.62	0.25	18.57
DUB190	803.00	806.00	3.00	3.4	1631	5186	-797	7.67	100.26	0.12	0.14	0.29	9.68
DUB190	806.00	813.00	7.00	7.9	1630	5185	-802	0.60	27.79	0.15	5.20	0.31	21.85
DUB190	834.00	870.00	36.00	40.5	1622	5180	-843	0.77	16.17	0.26	4.30	0.16	11.11
includes
DUB190	844.25	856.48	12.23	13.8	1622	5180	-841	1.20	24.66	0.29	9.95	0.36	14.10
DUB190	886.28	923.20	36.92	41.5	1612	5172	-894	1.39	33.80	0.36	6.38	0.90	14.46
includes
DUB190	890.72	904.55	13.83	15.6	1613	5173	-887	0.97	27.81	0.33	9.42	0.76	18.17
DUB190	909.55	917.66	8.11	9.1	1610	5171	-903	3.54	66.58	0.72	10.68	2.19	21.75

DUB191
DUB191	843.00	846.95	3.95	4.4	1951	5386	-841	0.24	22.03	0.57	2.84	0.08	24.74
DUB191	862.00	880.00	18.00	20.3	1947	5385	-867	1.56	40.86	1.13	5.84	0.09	15.74
includes
DUB191	862.00	871.00	9.00	10.1	1948	5385	-863	0.95	37.03	1.32	7.08	0.05	18.25
DUB191	882.00	886.00	4.00	4.5	1945	5385	-881	0.54	12.51	0.72	3.90	0.04	14.76
DUB191	905.70	908.00	2.30	2.6	1942	5384	-903	0.14	25.21	0.17	9.25	0.08	11.21

DUB192
DUB192	869.60	870.66	1.06	1.1	1480	5116	-830	0.72	158.81	0.30	8.75	1.84	21.26
DUB192	870.66	871.56	0.90	0.9	1480	5116	-831	9.22	139.89	0.26	0.23	1.20	3.04

DUB193
DUB193	983.08	984.08	1.00	1.1	2272	5474	-963	0.07	7.89	0.32	2.03	0.03	15.56
DUB193	997.08	1030.07	32.99		2262	5474	-992	1.24	1.21	0.27	0.00	0.00	3.44
DUB193	1215.34	1216.34	1.00	1.1	2197	5472	-1183	0.14	1.03	0.04	1.99	0.00	2.73
	additional assays pending

DUB194
DUB194	795.00	796.00	1.00	1.0	1842	5402	-792	3.70	41.49	0.04	0.00	0.32	8.89
DUB194	809.00	811.00	2.00	2.1	1840	5403	-807	5.52	193.71	0.12	0.00	0.56	4.70
DUB194	812.90	820.00	7.10	7.3	1839	5403	-813	0.24	10.14	0.05	6.43	0.06	17.19
includes
DUB194	816.40	817.21	0.81	0.8	1839	5403	-813	0.14	8.57	0.15	43.80	0.04	13.71
DUB194	860.99	891.31	30.32	31.1	1831	5403	-872	2.32	20.06	0.41	4.14	0.32	7.25
includes
DUB194	871.00	885.36	14.36	14.7	1831	5404	-874	3.37	21.29	0.62	7.10	0.28	8.57
includes
DUB194	874.53	876.81	2.28	2.3	1831	5404	-872	3.80	17.11	1.29	20.49	0.02	13.74
DUB194	914.70	916.00	1.30	1.3	1825	5404	-911	0.13	2.29	0.05	2.25	0.00	2.52
DUB194	926.10	929.54	3.44	3.5	1824	5405	-923	7.55	24.99	0.62	1.18	0.02	3.01

DUB194	continued
DUB194	966.18	973.40	7.22	7.4	1817	5405	-965	2.36	11.45	0.38	1.29	0.05	9.07
DUB194	997.00	999.50	2.50	2.6	1813	5405	-993	1.70	89.14	0.61	3.18	1.38	13.75
DUB194	1039.00	1050.00	11.00	11.3	1806	5405	-1039	0.77	5.02	0.17	2.90	0.00	4.11
DUB194	1055.80	1065.45	9.65	9.9	1804	5405	-1055	2.62	19.41	0.40	8.89	0.19	8.61
includes
DUB194	1055.80	1058.35	2.55	2.6	1804	5405	-1051	1.60	28.12	0.28	11.77	0.72	10.56
DUB194	1063.12	1065.45	2.33	2.4	1803	5405	-1058	8.53	45.89	1.17	23.16	0.00	13.93

DUB195
DUB195	744.00	745.00	1.00	1.0	1723	5603	-740	0.07	16.80	0.29	5.20	0.75	15.23
DUB195	784.00	788.00	4.00	4.2	1717	5602	-781	3.88	62.83	0.17	1.80	0.28	9.39
DUB195*	810.00	829.00	19.00	19.8	1711	5602	-815	9.70	54.94	1.23	10.70	0.12	17.88
includes
DUB195*	810.00	817.00	7.00	7.3	1712	5602	-809	13.86	46.38	0.66	0.32	0.18	3.90
DUB195*	817.00	829.00	12.00	12.5	1711	5602	-818	7.27	59.93	1.57	16.75	0.08	26.04

*	Reported previously

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) length metres	Estimated (2) Vertical thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East metres	North Metres	Depth metres
DUB195W01
DUB195W01	Assays pending

DUB195W02
DUB195W02	Assays pending

DUB195W03
DUB195W03	Drilling

DUB196
DUB196	Assays pending

DUB197
DUB197	966.35	1004.50	38.15	40.8	2062	5709	-979	4.32	17.16	0.39	0.14	0.05	3.73
includes
DUB197	975.00	979.50	4.50	4.8	2064	5709	-971	5.61	44.43	1.53	0.17	0.25	7.48
DUB197	989.20	1004.50	15.30	16.4	2060	5710	-990	8.26	25.98	0.36	0.27	0.03	3.18
DUB197	998.00	999.00	1.00	1.1	2060	5710	-992	81.09	247.89	2.67	0.68	0.02	12.49
DUB197	1060.45	1060.95	0.50	0.5	2048	5711	-1053	4.05	8.57	0.13	0.00	0.02	3.33
DUB197	1067.25	1068.85	1.60	1.7	2047	5711	-1060	4.78	9.34	0.21	0.43	0.03	3.70

DUB198
DUB198	902.27	906.68	4.41	5.3	1950	5117	-863	0.23	11.16	0.28	12.68	0.06	29.56
DUB198	909.50	914.00	4.50	5.4	1947	5118	-870	5.07	90.37	0.09	0.02	0.46	5.50
includes
DUB198	913.33	914.00	0.67	0.8	1947	5118	-872	18.48	294.86	0.09	0.00	1.97	2.96
	Assays have been revised

DUB199
DUB199*	848.15	866.00	17.85	17.8	1908	5194	-849	2.00	13.16	0.75	7.47	0.04	29.43
includes
DUB199*	848.15	861.00	12.85	12.8	1908	5194	-847	0.58	6.12	0.34	10.31	0.03	35.03
DUB199*	861.00	866.00	5.00	5.0	1908	5193	-856	5.63	31.26	1.81	0.16	0.07	15.06
DUB199	876.00	877.00	1.00	1.0	1907	5191	-868	3.84	5.14	0.26	0.00	0.00	9.49
* Reported previously

DUB199W01
DUB199W01	Assays pending

DUB199W02
DUB199W02	Abandoned metallurgical hole

DUB199W03
DUB199W03	Abandoned metallurgical hole

DUB200
DUB200	845.58	855.65	10.07	10.8	1802	5718	-844	11.96	64.19	1.92	3.43	0.27	9.38
includes
DUB200	845.58	853.09	7.51	8.0	1803	5718	-843	15.21	81.36	2.43	4.57	0.34	11.66
includes
DUB200	846.70	847.84	1.14	1.2	1803	5718	-843	4.69	65.09	2.77	15.16	0.01	25.30
DUB200	850.96	851.37	0.41	0.4	1803	5718	-843	84.45	260.91	3.14	1.28	0.36	6.43

DUB201
DUB201	931.40	932.45	1.05	1.2	2056	5087	-912	5.04	130.29	0.17	0.00	0.45	9.45
DUB201	1162.59	1163.00	0.41	0.5	1991	5063	-1133	12.55	41.83	3.33	0.12	0.00	10.40

DUB202
DUB202	No significant values

DUB203
DUB203	998.60	999.93	1.33	1.4	2119	5900	-989	1.45	20.99	0.26	5.94	0.00	7.53
DUB203	1033.57	1034.80	1.23	1.3	2113	5904	-1024	22.67	59.08	1.29	0.09	0.05	7.43
includes
DUB203	1034.37	1034.80	0.43	0.5	2113	5904	-1024	53.11	136.46	2.81	0.21	0.09	9.32

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.

Hudson Bay Mining and Smelting

Lalor Lake Project

Assay Results to May 14, 2008

Hole	From	To	Core (1) length metres	Estimated (2) Vertical thickness metres	Intersection Location ERL Surface Grid			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Fe %
					East metres	North metres	Depth metres
DUB204
DUB204	761.00	766.37	5.37	5.7	1821	5427	-760	2.97	128.44	0.11	0.01	0.73	5.81
includes
DUB204	761.00	763.00	2.00	2.1	1821	5427	-758	5.01	214.63	0.19	0.00	0.82	6.18
DUB204	765.68	766.37	0.69	0.7	1821	5427	-762	7.23	297.26	0.11	0.03	3.00	4.74
DUB204	779.00	784.00	5.00	5.3	1818	5427	-777	0.09	3.15	0.05	1.79	0.17	11.22
DUB204	838.57	860.43	21.86	23.2	1807	5427	-844	4.26	33.36	1.05	4.66	0.21	10.93
includes
DUB204	840.92	846.01	5.09	5.4	1808	5427	-838	7.07	47.34	0.15	0.94	0.41	4.64
DUB204	846.01	857.57	11.56	12.3	1807	5427	-842	4.38	34.30	1.80	6.83	0.12	13.98
DUB204	846.01	848.75	2.74	2.9	1807	5427	-840	1.75	19.53	1.45	13.25	0.00	29.31
DUB204	862.75	863.58	0.83	0.9	1805	5427	-858	5.28	14.74	0.10	0.19	0.08	3.89
DUB204	871.00	878.00	7.00	7.4	1803	5428	-869	20.63	104.67	0.35	0.70	1.27	3.51
includes
DUB204	874.00	877.00	3.00	3.2	1803	5428	-870	42.08	203.20	0.49	0.49	2.54	2.05
DUB204	882.00	889.00	7.00	7.4	1801	5428	-880	2.44	27.18	0.16	0.23	0.38	4.21
DUB204	900.00	901.00	1.00	1.1	1799	5428	-895	5.49	7.54	0.13	1.09	0.05	3.07
DUB204	911.12	913.00	1.88	2.0	1797	5428	-906	1.73	25.63	0.44	9.41	0.29	12.49
DUB204	950.00	951.00	1.00	1.1	1790	5427	-944	3.98	6.51	0.14	1.05	0.17	3.49
DUB204	957.00	978.38	21.38	22.7	1787	5427	-961	1.92	37.18	0.26	3.89	0.92	15.97
includes
DUB204	957.00	970.00	13.00	13.8	1788	5427	-957	1.12	25.92	0.21	5.91	0.69	20.17
DUB204	975.39	977.00	1.61	1.7	1785	5427	-969	11.01	127.59	0.26	0.69	2.24	4.31
Overall Gold Summary
DUB204	838.57	902.00	63.43	67.2	1804	5428	-865	4.35	28.67	0.46	1.82	0.28	5.92

DUB205
DUB205	786.45	803.90	17.45	18.3	1831	5186	-791	0.76	14.02	0.36	13.20	0.47	25.74
DUB205	803.90	815.55	11.65	12.2	1830	5184	-805	7.00	31.16	1.41	0.15	0.08	12.38
includes
DUB205	803.90	809.75	5.85	6.1	1830	5185	-802	11.03	50.35	2.18	0.25	0.15	14.34

DUB205W01
DUB205W01	Assays pending

DUB206
DUB202	Logging

DUB206W01
DUB206W01	Drilling

DUB206W01
DUB202	Drilling

DUB207
DUB203	Drilling

DUB208
DUB203	Drilling

Holes highlighted have new or additional results since the previous press release

(1)	Intersection assays are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the hole and is provided for projecting to plan map.